

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 2, 2006

John P. Rielly
Chief Financial Officer
Amerada Hess Corporation
1185 Avenue of the Americas
New York, New York 10036

Re: **Amerada Hess Corporation**
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 14, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005,
and September 30, 2005
Filed May 6, 2005, August 5, 2005 and November 7, 2005
Response Letter Dated January 13, 2006
File No. 1-1204

Dear Mr. John P. Rielly:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A, Controls and Procedures, page 78

1. We note your response to prior comment ten. Not withstanding Q9 related to our FAQ you have cited, we continue to believe that you will need to confirm to us whether any change in your internal controls materially affected, or is reasonably likely to materially affect your internal control over financial reporting, in conjunction with your evaluation disclosure. To the extent there were changes that materially affected your internal control over financial reporting, please revise your disclosure to indicate that fact. We do not expect you to disclose the specific control changes. Refer to Item 308(c) of Regulation S-K.

Financial Statements

Interest Capitalization

2.   We have reviewed your response to prior comment number four. Please expand your proposed disclosure to clarify what you mean by the term "substantially complete and ready for its intended use" with respect to your oil and gas producing activities.

Note 16 Guarantees and Contingencies, page 67

3.   We have reviewed your response to prior comment number one. As previously requested, please expand your disclosure to include assessments of the likelihood of loss and obligations by matter using terms as defined in paragraph 3 of SFAS 5. Refer also to paragraphs 9 to 11 of SFAS 5.

Form 10-Q for the period ended September 30, 2005

Financial Statements

Note 4

4.   We note your response to our prior comment 12 and believe you will need to more fully disclose your exploratory well costs that continue to be capitalized for more than one year after the completion of drilling. For example, we were unable to locate your aging schedule and the activities that you have undertaken in order to evaluate the reserves and the projects related to these costs, and the remaining activities required to classify the associated reserves as proved. Please expand your disclosure accordingly. Refer to paragraphs 10(b) and 10(c) of FSP No. 19-1.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

John P. Rielly
Chief Financial Officer
February 2, 2006
page 3

       You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

       Sincerely,

       Jill S. Davis
       Branch Chief